Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "ADLORE, INC.",

FILED IN THIS OFFICE ON THE NINTH DAY OF JANUARY, A.D. 2019, AT

10:41 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7230867 8100

SR# 20190154965

Authentication: 202051328

Date: 01-09-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:41 AM 01/09/2019
FILED 10:41 AM 01/09/2019
SR 20190154965 - File Number 7230867

CERTIFICATE OF INCORPORATION OF ADLORE, INC.

ARTICLE I NAME

The name of the corporation (the ***"Corporation"***) is Adlore, Inc.

ARTICLE II REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, 19801 and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the ***"DGCL"***).

ARTICLE IV AUTHORIZED STOCK AND RELATIVE RIGHTS

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue shall be Ten Million (10,000,000) shares of common stock, par value $0.0001 per share.

ARTICLE V DURATION

The Corporation is to have perpetual existence.

ARTICLE VI BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the bylaws of the Corporation.

ARTICLE VII
ELECTION OF DIRECTORS

Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE VIII
AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders are granted subject to this revocation.

ARTICLE IX
PERSONAL LIABILITY FOR DIRECTORS

A.   A director of the Corporation shall, to the fullest extent permitted by the DGCL as it now exists or as it may hereafter be amended, not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after approval by the stockholders of this Article IX, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

B.   Any amendment, repeal or modification of the foregoing provisions of this Article IX, or the adoption of any provision in an amended or restated Certificate of Incorporation inconsistent with this Article IX, by the stockholders of the Corporation shall not apply to or adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal, modification or adoption.

ARTICLE X
INDEMNIFICATION

A.   To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) such agents of the Corporation (and any other persons to which Delaware law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory).

B.   Any amendment, repeal or modification of any of the foregoing provisions of this Article X shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of the Corporation with respect to, any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ARTICLE XI
INCORPORATOR

The name and mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
Joscelyn C. Boucher	401 East Michigan Avenue
	Suite 200
	Kalamazoo, MI 49007

THE UNDERSIGNED, being the sole incorporator, for purposes of forming a corporation pursuant to the DGCL, does make this Certificate of Incorporation, declaring and certifying that this is my act and deed, and the facts stated are true, and accordingly have set my hand this 9th day of January, 2019.

Joscelyn C. Boucher, Incorporator

17994040